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                                EXHIBIT (a)(1)

                              OFFER TO PURCHASE

        Section 14.  Conditions of the Offer amended as follows:

        "(ii) the Minimum Condition has not been satisfied prior to the Expiration Date, or (iii) at any time on or after the date of the Merger Agreement and prior to the Expiration Date, any of the following events shall occur or shall be determined by the Purchaser, in its judgement reasonably exercised, to have occurred:"